

April 23, 2009

J. Craig Carr
Corporate Secretary and General Counsel
First Place Financial Corp.
185 East Market Street
Warren, OH 44481

> **Re:** **First Place Financial Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 17, 2009**
> **File No. 000-25049**

Dear Mr. Carr:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Use of Proceeds, page 10

1.   We note your disclosure on page 10 regarding your intended use of the proceeds received in the TARP Capital Purchase Program. Please reconcile this disclosure to the footnotes to your forma financial information contained in the filing.

Incorporation by Reference, page 22

2.   We note that you have elected to incorporate certain information by reference in accordance with Item 13(b) of Schedule 14A. We also note that you were not eligible to register the shares of series A preferred stock on Form S-3. Please confirm that you meet the requirements of Item 13(b)(1), including the aggregate market value requirement of General Instruction I.B.1 of Form S-3. If you do not satisfy these requirements, please confirm that you will deliver the information that is incorporated by reference to security holders with the proxy statement in accordance with Item 13(b)(2).

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney

cc: (facsimile only)

Mark Goldschmidt
Patton Boggs LLP